245 Summer Street Boston, MA 02210	Fidelity® Investments

August 4, 2020

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Fidelity Rutland Square Trust II (the trust):
Strategic Advisers Large Cap Fund File No. 811-21991

Ladies and Gentlemen:

On behalf of the trust, transmitted herewith pursuant to the Securities Act of 1933 and Rule 488 thereunder, is the trust’s Registration Statement on Form N-14. The purpose of this filing is to register shares of beneficial interest of Strategic Advisers Large Cap Fund, a series of the trust in connection with the proposed acquisition by Strategic Advisers Large Cap Fund of all of the assets of Strategic Advisers Core Fund, Strategic Advisers Growth Fund, and Strategic Advisers Value Fund, other series of the trust and the assumption by Strategic Advisers Large Cap Fund of the liabilities of Strategic Advisers Core Fund, Strategic Advisers Growth Fund, and Strategic Advisers Value Fund, solely in exchange for shares of Strategic Advisers Large Cap Fund (the “Reorganization”). The Reorganization is in connection with an Agreement and Plan of Reorganization (the “Agreement”).

In connection with the Reorganization, filed herewith are the Notice to Shareholders, Proxy Statement and Prospectus (the “Proxy Statement”), Agreement, and Form of Proxy to be sent to shareholders of Strategic Advisers Core Fund, Strategic Advisers Growth Fund, and Strategic Advisers Value Fund. The Prospectus of Strategic Advisers Large Cap Fund dated July 29, 2020 included in this filing is the Prospectus filed by the trust on July 28, 2020 as Post-Effective Amendment No. 106 & 109 to its registration on Form N-1A (File No. 333-139427).

No filing fee is due because of reliance on Section 24(f) of the Investment Company Act of 1940.

The Special Meeting of Shareholders is scheduled to be held on November 2, 2020. It is expected that the Proxy Statement will be mailed to shareholders on or about September 8, 2020, more than 20 days before the meeting. Accordingly, pursuant to

Instruction F of Form N-14, the Part B of the Form N-14 will not accompany the Proxy Statement sent to shareholders. As required by Instruction F, a statement indicating that documents are available upon oral or written request without charge is included in the Proxy Statement.

We would appreciate receiving Staff comments, if any, on this filing no later than August 24, 2020. Questions or comments regarding this filing should be directed to Renee Fuller at (603) 721-4221.

Sincerely,

/s/ Renee Fuller
Renee Fuller
Legal Product Group